News Release 20-19

June 30, 2020
SSR MINING RECEIVES CONDITIONAL LISTING APPROVAL ON THE ASX IN CONNECTION WITH ITS PROPOSED MERGER WITH ALACER GOLD

VANCOUVER, BC & DENVER, CO – SSR Mining Inc. (NASDAQ: SSRM) (TSX: SSRM) (“SSR Mining”) and Alacer Gold Corp. (TSX: ASR) (ASX: AQG) (“Alacer”) are pleased to announce that, in connection with their previously announced at-market merger of equals (the “Transaction”), the Australian Securities Exchange (the “ASX”) has granted SSR Mining conditional approval to be admitted to the official list of the ASX and SSR Mining CHESS Depositary Interests (CDIs) to be officially quoted on the ASX. The conditional approval is subject to customary conditions, including requisite approvals of the shareholders of SSR Mining and Alacer at their respective special meetings of shareholders to be held on July 10, 2020 and final court approval.

Details of the settlement timetable for the Alacer CDIs are in the process of being confirmed with ASX Settlement. It is anticipated that after remaining shareholder, court and regulatory approvals for the Transaction are obtained and closing of the Transaction is ready to be initiated, trading in Alacer CDIs will go into suspension for a period of approximately two trading days while closing of the Arrangement occurs. During that time, the ability to convert Alacer CDIs into the underlying common shares of Alacer, and vice versa, may be restricted.

Following the closing of the Arrangement, it is expected that the new SSR Mining CDIs will initially trade on the ASX on a deferred settlement basis for approximately four to five trading days, following which SSR Mining CDIs will be issued and trading on a normal settlement basis. Further details with respect to the satisfaction of remaining key conditions for the Transaction and an anticipated closing date will be provided at the appropriate time. Holding statements (to issuer sponsored holders) and confirmation advices (to CHESS holders) are expected to be dispatched on the issuance date of the SSR Mining CDIs.

This information in this news release related to the timing of Australian settlement of Alacer CDIs and issuance of SSR Mining CDIs supplements and updates the information in respect thereof contained in the joint management information circular of SSR Mining and Alacer dated June 2, 2020.

Alacer Australian Shareholders

If you are a holder of Alacer CDIs in Australia and receive a voting instruction form from Link Market Services Limited (“Link”), please complete and return the form in accordance with the instructions provided by Link. Note the deadline for Alacer CDI holders is earlier than the proxy cut-off; voting instructions must be received by Monday, July 6, 2020 at 12:00 p.m. noon (MDT).

Your support is important. Holders of Alacer CDIs are urged to vote today ahead of the voting deadline.

Shareholder Questions

If you have any questions regarding the Meetings or the Transaction, please contact our joint strategic shareholder advisor and proxy solicitation agent, Kingsdale Advisors, by telephone at 1-888-518-1557 (toll-free in North America), 1-800-155-612 (toll-free in Australia), or 416-867-2272 (for collect calls elsewhere) or by email at contactus@kingsdaleadvisors.com.
About SSR Mining

SSR Mining Inc. is a Canadian-based precious metals producer with three operations, including the Marigold gold mine in Nevada, U.S., the Seabee Gold Operation in Saskatchewan, Canada and Puna Operations in Jujuy, Argentina. SSR Mining also has two feasibility stage projects and a portfolio of exploration properties in North and South America. SSR Mining is committed to delivering safe production through relentless emphasis on Operational Excellence. SSR Mining is also focused on growing production and Mineral Reserves through the exploration and acquisition of assets for accretive growth, while maintaining financial strength.

About Alacer

Alacer is a leading low-cost intermediate gold producer whose primary focus is to leverage its cornerstone Çöpler Gold Mine and strong balance sheet as foundations to continue its organic multi-mine growth strategy, maximize free cash flow, and therefore create maximum value for shareholders. The Çöpler Gold Mine is located in east-central Turkey in the Erzincan Province, approximately 1,100 kilometers (“km”) southeast from Istanbul and 550km east from Ankara, Turkey’s capital city.

SSR Mining Contacts

Paul Benson, President, CEO & Director
W. John DeCooman, Jr., Senior Vice President, Business Development and Strategy
Michael McDonald, Director, Investor Relations
SSR Mining Inc.
Vancouver, BC
E-Mail: invest@ssrmining.com

Alacer Contacts

Rodney P. Antal, President, CEO & Director
F. Edward Farid, Senior Vice President, Business Development & Investor Relations
Lisa Maestas, Director, Investor Relations
Alacer Gold Corp.
Denver, CO
E-Mail: info@alacergold.com

Cautionary Note Regarding Forward-Looking Information and Statements:

Except for statements of historical fact relating to Alacer or SSR Mining, certain statements contained in this press release constitute forward-looking information, future oriented financial information, or financial outlooks (collectively “forward-looking information”) within the meaning of Canadian securities laws. Forward-looking information may be contained in this document and other public filings of Alacer or SSR Mining. Forward-looking information relates to statements concerning Alacer’s or SSR Mining’s outlook, anticipated events or results, statements as to Alacer and SSR Mining management expectations with respect to the Transaction and the combined company and in some cases, can be identified by terminology such as “may”, “will”, “could”, “should”, “expect”, “plan”, “anticipate”, “believe”, “intend”, “estimate”, “projects”, “predict”, “potential”, “continue” or other similar expressions concerning matters that are not historical facts.

This press release also contains forward-looking statements regarding the anticipated completion of the Transaction and timing thereof, as well as the listing of SSR Mining CDIs and settlement and trading of Alacer CDIs. Forward-looking statements in this press release are based on certain key expectations and assumptions made by Alacer and SSR Mining, including expectations and assumptions concerning the receipt, in a timely manner, of regulatory and stock exchange approvals in respect of the Transaction. Although Alacer and SSR Mining believe that the expectations and assumptions on which such forward-looking statements are based are reasonable, undue reliance should not be placed on the forward-looking statements because Alacer and SSR Mining can give no assurance that they will prove to be correct. Forward-looking statements are subject to various risks and uncertainties which could cause actual results and experience to differ materially from the anticipated results or expectations expressed in this press release. The key risks and uncertainties include, but are not limited to governmental and regulatory requirements and actions by governmental authorities, including changes in government policy, government ownership requirements, changes in environmental, tax and other laws or regulations and the interpretation thereof; developments with respect to the COVID-19 pandemic, including the duration, severity and scope of the pandemic and potential impacts on mining operations; and other risk factors detailed from time to time in Alacer and SSR Mining reports filed with the Canadian securities regulatory authorities. There are also risks that are inherent in the nature of the Transaction, including failure to obtain any required regulatory and other approvals (or to do so in a timely manner). The anticipated timeline for completion of the Transaction may change for a number of reasons, including the inability to secure necessary regulatory, stock exchange or other approvals in the time assumed, developments with respect to the COVID-19 pandemic or the need for additional time to satisfy the conditions to the completion of the Transaction. As a result of the foregoing, readers should not place undue reliance on the forward-looking statements contained in this press release concerning the timing of the Transaction.

Such forward-looking information and statements are based on a number of material factors and assumptions, including, but not limited in any manner to, those disclosed in any other of Alacer’s or SSR Mining’s filings, and include the inherent speculative nature of exploration results; the ability to explore; communications with local stakeholders; maintaining community and governmental relations; status of negotiations of joint ventures; weather conditions at Alacer’s or SSR Mining’s operations; commodity prices; the ultimate determination of and realization of mineral reserves; existence or realization of mineral resources; the development approach; availability and receipt of required approvals, titles, licenses and permits; sufficient working capital to develop and operate the mines and implement development plans; access to adequate services and supplies; foreign currency exchange rates; interest rates; access to capital markets and associated cost of funds; availability of a qualified work force; ability to negotiate, finalize, and execute relevant agreements; lack of social opposition to the mines or facilities; lack of legal challenges with respect to the property of Alacer or SSR Mining; the timing and amount of future production; the ability to meet production, cost, and capital expenditure targets; timing and ability to produce studies and analyses; capital and operating expenditures; economic conditions; availability of sufficient financing; the ultimate ability to mine, process, and sell mineral products on economically favorable terms; and any and all other timing, exploration, development, operational, financial, budgetary, economic, legal, social, geopolitical, regulatory and political factors that may influence future events or conditions. While we consider these factors and assumptions to be reasonable based on information currently available to us, they may prove to be incorrect.

You should not place undue reliance on forward-looking information and statements. Forward-looking information and statements are only predictions based on our current expectations and our projections about future events. Actual results may vary from such forward-looking information for a variety of reasons including, but not limited to, risks and uncertainties disclosed in Alacer’s filings on its website at www.alacergold.com, on SEDAR at www.sedar.com and on the ASX at www.asx.com.au and SSR Mining’s filings on its website at www.ssrmining.com, on SEDAR at www.sedar.com and on EDGAR at www.sec.gov, and other unforeseen events or circumstances. Other than as required by law, Alacer and SSR Mining do not intend, and undertake no obligation to update any forward-looking information to reflect, among other things, new information or future events.